EXHIBIT 6

[CERTAIN INFORMATION HAS BEEN REDACTED FROM THIS EXHIBIT BECAUSE IT IS BOTH (1) NOT MATERIAL AND (2) THE TYPE THAT THE BANK AND REPORTING PERSONS TREATS AS PRIVATE OR CONFIDENTIAL]

December 23, 2025

Fonar, LLC
110 Marcus Drive

Melville, NY 11747
Attention: Timothy Damadian

Re: Commitment for Financing

Dear Timothy Damadian:

Fonar, LLC, a newly created Delaware limited liability company (“Parent” “; sometimes referred to herein as “you”), owned by certain members of the management team and board of directors and shareholders of the Target (as defined below) and third parties (collectively, “Proposed Acquisition Group”), has advised OceanFirst Bank N.A. (the “Bank” or “we” or “us”) that Parent intends to acquire (the “Acquisition”), directly or indirectly, all of the capital stock of Fonar Corporation, a Delaware corporation (the “Target”), from the existing shareholders. The Acquisition is expected to be accomplished by means of the merger of an entity to be formed and controlled by Parent (“MergerSub”) with and into the Target, with the Target as the survivor of such merger (“Surviving Company”). All references to “Parent” or “Parent and its subsidiaries” for any period from and after the consummation of the Transaction (as defined below) shall include the Target. The date on which the Acquisition is consummated, and the initial funding of the Senior Credit Facilities (as defined below) occurs is referred to as the “Closing Date.”

Parent has also informed Bank that the Acquisition (including paying the purchase consideration and paying fees, commissions and expenses incurred in connection with the Acquisition), the fees, commissions and expenses incurred in connection with the Transactions (as defined below) and the ongoing working capital requirements of Parent and its subsidiaries upon and following consummation of the Acquisition will be financed with cash on hand with the Target and the following:

(a)       On the Closing Date, Parent and MergerSub propose to enter into a senior secured credit facilities with the Bank (the “Senior Credit Facilities”) in an aggregate amount of up to $35,000,000. Certain of the terms and conditions of such Senior Credit Facilities are specified in the Summary of Principal Terms and Conditions attached to this letter as Exhibit A (the “Term Sheet”, and together with the annexes and schedules to this letter and this letter, the “Commitment Letter”).

(b)       On or prior to the Closing Date, Parent will issue to third party investors including members of the Proposed Acquisition Group, second lien secured subordinated notes on terms and conditions reasonably acceptable to Bank (the “Subordinated Notes”), so that the net cash proceeds from the issuance of such Subordinated Notes received by Parent are not less than $10,000,000.

(c)       On or prior to the Closing Date, the Proposed Acquisition Group will contribute not be less than $45,000,000 (the “Equity Contribution”) in the form of (i) new cash equity, and (ii) rollover equity contributed by certain members of existing management and certain direct or indirect shareholders of the Target.

The Acquisition and the transactions described in clauses (a), (b) and (c) above, together with the payment of fees and expenses in connection therewith, and the transactions reasonably related thereto, are hereinafter referred to collectively as the “Transactions”. Unless otherwise indicated, references to the Parent and its subsidiaries shall be deemed to include the Target and its subsidiaries after giving effect to the Acquisition.

1. Commitments.

In connection with the Acquisition, I am pleased to inform you that Bank has approved your application for the Senior Credit Facilities in the aggregate amount of $35,000,000.00 (to be comprised of a term loan facility in an aggregate principal amount of $20,000,000.00 (“Term Loan”) and a revolving credit facility in an aggregate principal amount of up to $15,000,000.00 (“Revolving Credit Facility”) based upon and subject to the terms and conditions set forth in this Commitment Letter and the Term Sheet (the “Commitment”). The proceeds of the Term Loan and Revolving Credit Facility will be utilized for the purposes described on Appendix A.

2. Conditions.

The Commitment Letter does not set forth all of the terms and conditions of the proposed financing; rather, it only summarizes the major points of understanding which will be the basis of the final financing agreements and related documentation (which are collectively referred to herein as the “Loan Documentation”) which will be drafted by, and will be in form and substance satisfactory to, the Bank and its counsel for senior debt financing transactions of this kind. All terms used in this Commitment Letter and not otherwise defined herein shall have the meanings ascribed to them in the Term Sheet.

The Commitment is issued by the Bank based upon the financial and other information regarding the Parent, Target and its subsidiaries and the Transaction description previously provided to the Bank. Accordingly, the Commitment and the structure and terms of the Senior Credit Facilities set forth in the Term Sheet are subject to the fulfillment to the satisfaction of the following conditions (in addition to those set forth in the Term Sheet): (i) except as may be described in the Form 10-K of Target for the fiscal year ended June 30, 2025 as filed with the Securities and Exchange Commission (“SEC”), there shall not have occurred since June 30, 2025 any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on the business, assets, liabilities (actual or contingent), operations, condition (financial or otherwise) or prospects of the Parent and its subsidiaries, taken as a whole, or the Target and its subsidiaries, taken as a whole; (ii) the Bank shall not become aware of any information or other matter (including new or updated financial information or projections) concerning the Parent and Target and their respective subsidiaries or the Transaction that differs from, or is inconsistent with, the information previously provided to the Bank by or on behalf of the Proposed Acquisition Group and Parent or the Target’s business and financial condition in any material respect as determined by the Bank; (iii) [reserved]; (iv) Bank shall have determined that there are no competing issuances of debt, securities or commercial bank facilities of the Proposed Acquisition Group, Parent, Target or any affiliate thereof, being offered, placed or arranged during or immediately prior to the Closing Date, except with the prior written consent of the Bank; (v) there shall not be any pending or threatened litigation or other proceedings (private or governmental) with respect to any of the transactions contemplated hereby; (vi) no information, representation, exhibit or other material submitted with or in support of the application or commitment for the Senior Credit Facilities is determined by the Bank, in its sole discretion, to be inaccurate or to have materially and adversely changed; and (vii) Bank’s determination, in its reasonable discretion, that the financial operations and condition of the Parent and the Target and its subsidiaries have remained materially unchanged from the date of this Commitment Letter and that no event has occurred or information has become known that makes the Bank in its reasonable discretion deem itself insecure in the making of the Senior Credit Facilities.

4. Information.

You hereby represent and covenant that (i) all material and information, other than projections (the “Projections”), which has been or is hereafter made available to the Bank by or on behalf of either of Proposed Acquisition Group, the Parent, Target or their representatives in connection with the transactions contemplated hereby (“Information”) is or, when furnished, will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, and (ii) the Projections that have been or will be made available to Bank have been and will be prepared in good faith based upon assumptions that are reasonable at the time made and at the time made available to the Bank. You hereby agree to supplement, and to cause the Target to supplement, the Information and the Projections from time to time and to promptly advise us of all developments materially affecting Proposed Acquisition Group, Parent, the Target, any of their respective subsidiaries or affiliates or the transactions contemplated hereby until the closing date of the Senior Credit Facilities so that the representation and warranty in the preceding sentence is correct on the closing date of the Senior Credit Facilities. In structuring and entering into the Senior Credit Facilities, the Bank will be using and relying on the Information and the Projections without independent verification thereof.

5. Indemnity and Expenses.

The Parent will be required to pay to the Bank a nonrefundable commitment fee of $[XXX], equal to [XXX] of the amount of the Senior Credit Facilities, payable upon acceptance of this Commitment Letter by the Parent, and Bank’s counsel fee, which is estimated to be $[XXX] to $[XXX]. This fee estimate includes one round of document negotiations. This estimate is subject to increase in the event that unforeseen difficulties arise in connection with the Senior Credit Facilities or the closing of the Senior Credit Facilities, including additional rounds of document negotiation. The Bank’s counsel fee is due at closing.

Parent, Merger Sub and Timothy Damadian, jointly and severally, agree (a) to pay all costs incidental to this Commitment Letter and the Senior Credit Facilities, including, but not limited to, the commitment fee, loan documentation fee, title insurance charges, search fees, appraisal fees, environmental testing and report fees, real estate tax tracking fee, inspection fees, search and premium fees, survey charges, recording and filing fees, attorney’s fees, brokerage fees, (b) to indemnify and hold harmless Bank and its affiliates and controlling persons and the respective officers, directors, employees, agents, attorneys, members and successors and assigns of each of the foregoing (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such Indemnified Person may become subject arising out of or in connection with this Commitment Letter (including the Term Sheet), the Transaction, the Senior Credit Facilities or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any such Indemnified Person is a party thereto, and to reimburse each such Indemnified Person upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing; provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found in a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct or gross negligence of such Indemnified Person, and (c) to reimburse each Indemnified Person from time to time, upon presentation of a summary statement, for all reasonable out-of-pocket expenses (including but not limited to expenses of the Bank’s due diligence investigation, travel expenses, reasonable fees, disbursements and other charges of counsel to the Bank), in each case incurred in connection with the Senior Credit Facilities and the preparation of this Commitment Letter and the Loan Documentation and any security arrangements in connection therewith and the administration, amendment, modification or waiver thereof (or any proposed amendment, modification or waiver thereof), whether or not the closing date occurs for the Senior Credit Facilities or any Loan Documentation is executed and delivered or any extensions of credit are made under either of the Senior Credit Facilities. Notwithstanding any other provision of this Commitment Letter, no Indemnified Person shall be liable for (i) any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent such damages are found in a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct or gross negligence of such Indemnified Person or (ii) any indirect, special, punitive or consequential damages in connection with its activities related to the Senior Credit Facilities.

6. Other Services.

You acknowledge that the Bank and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other persons in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. Neither the Bank nor any of its affiliates will use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or their other relationships with you in connection with the performance by them of services for other persons, and neither the Bank nor any of its affiliates will furnish any such information to other persons. You also acknowledge that neither the Bank nor any of their affiliates have any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by them from other persons.

7. Confidentiality.

This Commitment Letter is delivered to you on the understanding that none of this Commitment Letter or the Term Sheet nor any of their terms or substance shall be disclosed by you, directly or indirectly, to any other person except (a) to your respective officers, employees, attorneys, accountants and advisors on a confidential and need-to-know basis, (b) as required by applicable law or compulsory legal process (in which case you agree to inform us promptly thereof) and (c) with respect to the Commitment Letter and Term Sheet only, after your acceptance of the Commitment Letter, to the Target and its attorneys, accountants and advisors on a confidential and need-to-know basis; provided, however, that such disclosure shall be made only on the condition that such matters may not, except as required by law, be further disclosed. None of this Commitment Letter or the Term Sheet nor any of their terms or substance shall be disclosed by the Proposed Acquisition Group or Parent directly or indirectly to any other potential source of financing, provided, however, the existence of, but not the actual, Commitment Letter, and the Term Sheet (but not any fees, interests or confidential matters not typically disclosed in a marketing term sheet) may be shared on a confidential and need-to-know basis as may be required solely to obtain commitments from such financing parties as contemplated under paragraphs (b) and (c) above and any subordination agreements from holders of the Subordinated Notes. No person, other than the parties hereto, is entitled to rely upon this Commitment Letter or any of its contents or have any beneficial or legal right, remedy, or claim hereunder. No person shall, except as required by law, use the name of, or refer to, the Bank, or any of its affiliates, in any correspondence, discussions, press release, advertisement or disclosure made in connection with the Senior Credit Facilities without the prior written consent of the Bank.

8. Survival.

The compensation, reimbursement, expense, indemnification, confidentiality, governing law, forum and waiver of jury trial provisions contained herein shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or Bank’s commitment hereunder.

9. Assignments; Amendments; Governing Law, Etc.

The Commitment, this Commitment Letter or the proceeds of the Senior Credit Facilities shall not be assignable by you without the prior written consent of the Bank. The Commitment and this Commitment Letter is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or to create any rights in favor of, any person other than the parties hereto (and Indemnified Persons) and you agree that it does not create a fiduciary relationship among the parties hereto. Bank may assign its commitment hereunder to any of its affiliates or any other lender, which assignee shall be bound by the terms hereof. Any assignment to a lender shall release Bank from the portion of its financial commitment hereunder so assigned. Any and all obligations of, and services to be provided by, Bank hereunder (including, without limitation, Bank’s commitment) may be performed and any and all rights of Bank hereunder may be exercised by or through any of their affiliates or branches. Notwithstanding the place of acceptance of this commitment letter or the place of closing of the Senior Credit Facilities, THIS COMMITMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the non-exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter or the transactions contemplated hereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter or the transactions contemplated hereby in any New York State or in any such Federal court and (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

This Commitment Letter, together with the Term Sheet, embodies the entire understanding among the parties hereto relating to the matters discussed herein and therein and supersedes all prior discussions, negotiations, proposals, agreements and understandings, whether oral or written, relating to the subject matter hereof and thereof. No course of prior conduct or dealings between the parties hereto, no usage of trade, and no parole or extrinsic evidence of any nature, shall be used or be relevant to supplement, explain or modify any term used herein. Any modification or waiver of the Commitment or the terms hereof must be in writing, must be stated to be such and must be signed by an authorized representative of each party hereto. No change in the provisions of this Commitment Letter shall be valid and binding unless in writing, and executed in the name of and by an officer of the Bank.

10.       USA Patriot Act.

As of October 1, 2003, the Bank is required by the USA Patriot Act to obtain documentary verification of any individual Parent and Guarantor’s identity (and that of any business, if business is conducted in the name of a separate legal entity). If not provided prior to closing, the Parent will be required to supply a copy of the Parent’s, Target’s and its subsidiaries’ business organizational documents and any individual (Parent or Guarantor) driver’s license or other personal identification at the time of closing. This documentation must be provided to avoid any delay in the funding of the Loan.

12. Acceptance of Commitment; Termination.

Bank will be represented by Blank Rome LLP, 1825 Eye Street NW Washington DC 20006, Attention: Dean Nordlinger, Email: dean.nordlinger@blankrome.com. THE INTERESTS OF THE PARENT AND BANK ARE OR MAY BE DIFFERENT AND MAY CONFLICT. THE BANK’S ATTORNEY REPRESENTS ONLY THE BANK AND NOT THE PARENT AND THE PARENT IS, THEREFORE, ADVISED TO EMPLOY AN ATTORNEY OF THE PARENT’S CHOICE LICENSED TO PRACTICE LAW IN THE STATE OF NEW YORK TO REPRESENT THE INTERESTS OF THE PARENT AND ITS SUBSIDIARIES.

If the above terms and conditions are acceptable to you, please sign this letter and return it to my attention along with your check in the amount of $[XXX] representing a portion of the $[XXX] commitment fee of which the remaining was previously received prior to the date of this Commitment Letter. The Commitment will expire and this Commitment Letter shall automatically terminate and be of no further force or effect if it is not accepted and payment of the above fees are not made by on or before 5:00 p.m., New York City time, on December 23, 2025.

In the event that the initial borrowing in respect of the Senior Credit Facilities does not occur on or before the date that one hundred twenty (120) days after the date of your acceptance or the Transaction closes without the use of the Senior Credit Facilities, then this Commitment Letter and Bank’s commitment and undertakings hereunder shall automatically terminate. Before such date, the Bank may terminate this Commitment Letter if any event occurs or information becomes available that, in their judgment, results or is likely to result in the failure to satisfy any condition precedent set forth in Section 2 above.

All notices to the Bank, to be effective hereunder, must be given in writing and addressed to OceanFirst Bank N.A., 975 Hooper Avenue, Toms River, New Jersey 08753 to the attention of the undersigned.

Thank you for your confidence in OceanFirst Bank N.A. and I look forward to working with you in the future.

Very truly yours,

/s/ Michael N. Doti

Michael N. Doti

Senior Vice President/Managing Director

Accepted and agreed to this 23rd day of December 2025.

PARENT:

FONAR, LLC

By:	/s/ Timothy Damadian	Date
Name: Timothy Damadian
Title: Manager

MERGERSUB:

FONAR ACQUISITION SUB, INC.

By:	/s/ Timothy Damadian	Date
Name: Timothy Damadian
Title: President

Please provide the following:

Attorney:	Dennis O'Rourke, Partner

Address:	Moritt Hock & Hamroff LLP
Garden City Office
400 Garden City Plaza
Garden City, NY 11530
www.moritthock.com

Phone:	(516) 880-7279

Fax:	(516) 873-2010

E-Mail:	dorourke@moritthock.com

APPENDIX A

SUMMARY TERMS AND CONDITIONS

FONAR, LLC

December 23, 2025

$35,000,000 Senior Credit Facilities

Borrower:	Fonar, LLC, a Delaware limited liability company and FONAR Acquisition Sub Inc. its wholly-owned Delaware subsidiary (collectively, the “Borrower”). The ultimate structure, including, without limitation, those persons to be “Borrowers” and “Guarantors” under the Senior Credit Facilities, will be determined upon Bank’s review of the deal structure for the Transaction. Immediately upon the Borrower’s merger with and into the Target, the survivor of such merger shall assume all rights and obligations of the Borrower hereunder and under the Loan Documentation (as defined below under the heading “Loan Documentation”) and references herein and therein to the Borrower shall, unless the context otherwise requires, be deemed to be references to such survivor.

Guarantors:

Fonar Corporation, a Delaware Corporation and all other present and future direct or indirect operating subsidiaries of Borrower (collectively, the “Guarantors” and together with the Borrower, the “Loan Parties”). The Senior Credit Facilities shall be unconditionally guaranteed, jointly and severally, by the Guarantors on and after the Closing Date.

The Guaranty shall cover all obligations owed to the Bank and its affiliates (collectively, the “Secured Parties”) in connection with this transaction and any interest rate protection or other hedging agreement to which the Bank or any other Secured Party is a counterparty (collectively, “Hedge Agreement”), including principal, interest, fees and charges and all other obligations, now existing or hereafter arising, of the Borrower and the Guarantors to the Secured Parties. The Guaranty shall provide that the Guarantors shall not be permitted to transfer any asset except as agreed by the Bank for fair market value.

Bank:	OceanFirst Bank N.A.

Proposed Acquisition Group:	Certain members of the management team and the Board of Directors of FONAR Corporation and certain third parties (the “Proposed Acquisition Group”).

Senior Credit Facilities:
Senior secured credit facilities (the “Senior Credit Facilities”) in an aggregate principal amount not to exceed $35,000,000 consisting of the following:

$20,000,000 5-year term loan facility; and
$15,000,000 5-year revolving credit facility.

Closing Date:	The date on which the initial funding of the Senior Credit Facilities occurs (the “Close Date”).

TERM LOAN FACILITY

Facility:	Term Loan in an amount not to exceed $20,000,000.

Amortization:	The Borrower shall pay to the Bank accrued interest only, each month commencing with the month following the Closing Date, through the twelfth month following the Closing Date, thereafter the Borrower shall make forty eight (48) equal monthly principal payments of $[XXX] plus interest at the rate set forth on Schedule A, commencing with the twelfth month following the Closing Date and continuing on the same day of each month thereafter until the Maturity Date, when one (1) final balloon payment of all outstanding principal, interest, fees and other charges owing under the Term Loan shall be due and payable to the Bank.
Interest Rate:	See Schedule A hereto.

Maturity:	The fifth anniversary of the Close Date (the “Term Loan Maturity Date”)

Availability:	The Term Loan will be fully drawn on the Close Date. Amounts borrowed and repaid under the Term Loan may not be re-borrowed.

Use of Proceeds:	The Term Loan will be used (subject to the terms and conditions of the Loan Documentation): (i) to partially fund the acquisition of the Target and its subsidiaries; and (ii) to pay for fees and expenses associated with the Transaction.

REVOLVING CREDIT FACILITY

Facility:	$15,000,000 revolving credit facility and the issuance of letters of credit (terms and conditions to be set forth in the Loan Documentation) (the “Revolving Credit Facility”).

Interest Rate:	See Schedule A hereto.

Maturity:	The fifth anniversary of the Close Date (the “Revolver Maturity Date”).

Availability:

Funds availability under the Revolving Credit Facility shall be restricted as follows:

A.       Advances are limited to thirty (30%) percent of net book value of Account Receivables.

“Account Receivables” means all Accounts (as defined in the Uniform Commercial Code) in Dollars evidenced by a paper invoice or electronic equivalent (valued at the face amount of such invoice, less maximum discounts, credits and allowances which may be taken by Account Debtors on such Accounts, and net of any sales tax, finance charges or late payment charges included in the invoiced amount) created by the Borrower arising from the sale of Inventory and/or the provision of certain services in the Borrower’s ordinary course of business (as approved by the Bank) in which the Bank has a first-priority, perfected security interest.

“Account Debtor” means any Person obligated on an Account.

B.       Amounts under the Revolving Credit Facility may be borrowed, repaid and reborrowed from the Close Date until the Revolver Maturity Date. Each borrowing under the Revolving Credit Facility will reduce the commitment to be set forth in the Loan Documentation but, when repaid, may be reborrowed.

C.       The Borrower hereby and shall under the Loan Documentation authorize the Bank to honor telephonic or written requests for advances. Each notice will include a statement as to the proposed use of the funds advanced.

Letter of Credit Issuing Bank:
Bank (each, an “L/C Issuer”) shall either issue letters of credit directly or select another banking or financial institution to issue letters of credit as to which L/C Issuer shall issue letter of credit participation or support agreements (such letters of credit and letter of credit participation or support agreements are referred to herein as “L/Cs”).

L/Cs:	A portion of the Revolving Credit Facility not in excess of $250,000 shall be available beginning on the Closing Date for the issuance of letters of credit (the “Letters of Credit”) by the L/C Issuer. No Letter of Credit shall have an expiration date after the earlier of (i) one year after the date of issuance and (ii) the Maturity Date. Any issuance of Letters of Credit will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis. Drawings under any Letter of Credit shall be reimbursed by the Borrower (whether with its own funds or with the proceeds of a loan under the Revolving Credit Facility) immediately.

Revolver Fees:	An unused line fee at a rate per annum equal to [XXX]% shall be payable on the average daily unutilized portion of the Revolving Credit Facility. Payable monthly in arrears.

Use of Proceeds:	The Revolving Credit Facility will be used (subject to the terms and conditions of the Loan Documentation): (i) to partially fund the acquisition of the Target and its subsidiaries and pay fees and expenses associated with the Transaction; (ii) to fund ongoing working capital requirements; and (iii) for general corporate purposes.

CERTAIN PAYMENT TERMS

Optional Prepayment:	The Borrower may prepay principal amounts outstanding under the Term Loan and the Revolving Credit Facility, and may terminate commitments under the Revolving Credit Facility, from time to time in whole or in part at any time upon thirty (30) days’ prior written notice without fee or penalty without premium or penalty (except that (i) SOFR-based loans may only be prepaid at the end of the applicable interest period, unless the Borrower pays all breakage costs associated with such prepayment and (ii) Borrower shall pay any and all termination costs incurred with respect to any hedge agreements), subject to applicable minimum amounts to be mutually agreed upon. In addition to any prepaid amount, the Borrower shall also pay to the Bank any accrued and unpaid interest and all other sums due under the terms of this Loan Documentation at the time of such prepayment.

Mandatory Prepayment:

In addition to the scheduled amortization payments of the Term Loan, Borrower will be required to make mandatory prepayments in respect of the Term Loan and outstandings under the Revolving Credit Facility upon:

(i)       100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by the Loan Parties and their subsidiaries (including, without limitation, insurance and condemnation proceeds), subject to exceptions and reinvestment rights to be agreed;

(ii)       100% of the net cash proceeds of any issuance of equity interests or debt securities of the Loan Parties or their subsidiaries, subject to other exceptions to be agreed, it being agreed that Borrower shall be allowed to raise new equity capital upon terms and conditions acceptable to it and the Bank so long as such net cash proceeds are used to paydown the obligations under the Loan Documentation;

(iii)       100% of the net cash proceeds of any issuance of indebtedness of the Loan Parties or their subsidiaries, subject to exceptions to be agreed it being agreed that Borrower shall be allowed to raise new debt capital upon terms and conditions acceptable to it and the Bank so long as such net cash proceeds are used to paydown the obligations under the Loan Documentation; and

(ii)       100% of the Cash Collateral Contribution Amount used to maintain compliance with the Fixed Charge Coverage Ratio, beginning with and as measured for the test period ending on the first fiscal quarter end following the first anniversary of the Closing Date and on each subsequent anniversary thereof, shall be applied, within sixty (60) days following the end of each applicable fiscal quarter, first to the outstanding principal balance of the Term Loan until repaid in full, then to the outstanding principal balance of the Revolving Credit Facility, and thereafter to any other outstanding obligations under the Credit Agreement, until the Cash Collateral Amount is reduced to zero (each such application, a “Cash Collateral Contribution Prepayment”);

For the avoidance of doubt, the issuance of debt or equity by Borrower as replacement or substitution of existing debt or equity held by an existing equity or debt holder on the same terms and conditions as the existing equity or debt and to the extent permitted under the terms of the Loan Documentation, shall not be deemed new debt or new equity requiring mandatory prepayments in respect of the Term Loan and outstandings under the Revolving Credit Facility.

Application of Prepayments:	All prepayments, whether optional or mandatory, shall be applied, first to the Term Loan, in the inverse order of maturities thereof, until paid in full and thereafter to the amounts outstanding under the Revolving Credit Facility and other outstanding obligations.

COLLATERAL

The Senior Credit Facilities (including any obligations under hedging arrangements provided by the Bank) will be secured by a perfected first priority security interest in all assets of Borrower and Guarantors, including, without limitation, all accounts, deposit accounts, accounts receivable, chattel paper, electronic chattel paper, commercial tort claims, equipment, furniture, fixtures, general intangibles, software, goods, instruments, inventory, investment property, letter-of-credit rights, healthcare insurance receivables, manufactured homes, as-extracted collateral, payment intangibles, all accessions, additions, attachments, parts, tools, supplies, increases, replacements, substitutions, all records, products and proceeds, including insurance proceeds, of all of the foregoing, supporting obligations and all after-acquired property. Any term which is defined in the Uniform Commercial Code has the meaning set forth therein. The Senior Credit Facilities will also be collateralized by a perfected first priority pledge of 100% of the issued and outstanding capital stock or other equity interests of the Borrower and the Borrower’s direct or indirect subsidiaries (to the extent of Borrower’s ownership in such subsidiaries), whether now owned or hereafter acquired, and a pledge of all intercompany indebtedness and, in all cases, all proceeds and products thereof. Without limiting the foregoing, Borrower shall deliver a customary landlord consent and waiver for the location of the Borrower’s headquarters and shall use commercially reasonable efforts to deliver customary landlord consents and waivers for all of Borrower’s other leased premises.

CERTAIN CONDITIONS

Conditions Precedent:	Closing and the initial funding under the Senior Credit Facilities will be subject to the satisfaction of all conditions precedent deemed necessary or appropriate by Bank, including but not limited to:

- Execution and delivery of satisfactory Loan Documentation, reasonably consistent with the bank’s standard documentation, copies of which have been provided;

- Bank shall have received and be satisfied with (i) audited financial statements for the fiscal year ended June 30, 2025 for Target and its subsidiaries on a consolidated basis, (ii) unaudited financial statements for each quarterly and monthly period ending after June 30, 2025 for Target and its subsidiaries on a consolidated basis, and (iii) monthly accounts receivable aging report summary by location and payor type for each monthly period ending on and after September 30, 2025;

- After giving effect to the Transaction on the Close Date, the Borrower shall have liquidity of not less than $7,500,000;

- The Borrower and its subsidiaries shall have no indebtedness that will survive the closing of the Senior Credit Facilities other than (i) the Senior Credit Facilities, (ii) Subordinated Notes, (iii) trade payables incurred in the ordinary course of business consistent with past practice of the Target, (iii) other scheduled indebtedness existing on the Close Date and reasonably approved by the Bank and (iv) purchase money indebtedness and capital leases for equipment under manufacturer or vendor program agreements (e.g Siemens, GE) and refinancing of the same, subject to a cap to be agreed;

- The Borrower shall have issued the Subordinated Notes and received net cash proceeds from such Subordinated Notes of not less than $10,000,000;

- Bank shall have received, in form and substance satisfactory to Bank, pay-off letters relating to existing outstanding indebtedness not permitted to remain outstanding;

- Evidence of a valid and perfected first priority security interest in the Collateral, including UCC and other applicable lien search reports;

- Satisfactory completion of all legal, healthcare and FDA regulatory compliance, business, tax, environmental and other due diligence;

- Bank shall have received and be satisfied with the Borrower’s insurance policies, including endorsements in favor of Bank with respect thereto, and collateral located in certain flood zones, may require additional flood insurance coverage at the discretion of the Bank; Bank has reviewed and agrees that Borrower’s current insurance is acceptable;

- The Transaction shall have been consummated in accordance with an acquisition agreement and related acquisition documents, each in form and substance satisfactory to Bank;

- Proposed Acquisition Group shall have made a minimum cash and rollover equity contribution of $45,000,0000 in Parent (which amount shall have been contributed by the Parent to MergerSub for purposes of consummating the Transaction) and the capitalization, structure and equity ownership of the Borrower and the Guarantors after consummation of the Transaction, including the constituent documents of Borrower and Guarantors and related investment agreements, shall be satisfactory to the Bank;

- Bank shall have received all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act and OFAC;

- All governmental and third-party approvals necessary in connection with the Transaction shall have been obtained and be in full force and effect, and all waiting periods shall have expired without any action being taken or threatened by any authority that would restrain or otherwise impose adverse conditions on the Transaction;

- Each holder of the Borrower’s and Guarantors’ subordinated indebtedness permitted under the Loan Documentation (i) shall fully subordinate all liens (if any) and right to payment to the indefeasibly repayment in full in cash of all Term Loan, Revolving Credit Facility and all other obligations under the Loan Documentation and termination all commitments thereunder and (ii) shall have entered into an intercreditor and subordination agreement or other subordination documentation in form and substance satisfactory to Bank; provided that the Bank shall permit payment of monthly non-default interest in accordance with the terms of the Subordinated Notes solely to the extent that (a) no default or event of default under the Loan Documentation shall exist or result therefrom, (b) the Loan Parties are in pro forma compliance with the financial covenants under the Loan Documentation, as demonstrated in a compliance certificate to be delivered on a trailing twelve month quarterly basis (for the avoidance of doubt, if the Borrower fails to provide such compliance certificate or fails to demonstrate compliance with such financial covenants, the Borrower shall ceases all such interest payments until the next fiscal quarter for which the Borrower has demonstrated compliance with this subclause (b)) and (c) the aggregate amount of all such interest payments during any fiscal year shall not exceed the available amount of retained excess cash flow (to be defined in the Loan Documentation) for such fiscal year;

- Bank shall have received all fees, costs and expenses payable on or prior to the Close Date;

- Bank shall be satisfied that there has been no event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on the business, assets, liabilities (actual or contingent), operations, condition (financial or otherwise) or prospects of the Borrower and/or its subsidiaries, or Target and/or its subsidiaries since the last audited financial statements submitted to Bank;

- Bank shall have received such legal opinions, officer solvency certificates and other documents and instruments as are customary for transactions of this type or as it may reasonably request; and

- Such other instruments, documents and instruments as the Bank and any other Secured Parties and their counsel will reasonably require to evidence and secure the Senior Credit Facilities and obligations under any Hedge Agreement. Bank reserves the right to impose additional requirements and request further documentation upon its review of the above information.

Conditions to Extensions of Credit:
The making of each extension of credit (including amendments, extensions and increases of L/Cs) shall be conditioned upon (i) the accuracy in all material respects of all representations and warranties contained in the Loan Documentation (including, without limitations, the material adverse change and litigation representations) and (ii) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit.

CERTAIN DOCUMENTATION MATTERS

Loan Documentation:	The Senior Credit Facilities will be subject to the terms and conditions set forth in a definitive credit agreement, related security agreement(s), guarantees, pledge agreements, subordination and intercreditor agreements, to the extent requested, leasehold mortgages, assignment agreements and other instruments and documents, all of which will be acceptable to Bank and its legal counsel (collectively, the “Loan Documentation”).

Representations and Warranties:	The Senior Credit Facilities will contain such representations and warranties by the Borrower and Guarantors as are usual and customary for financings of this kind, including, without limitation, corporate power and authority, due organization and authorization, execution, delivery and enforceability of the Loan Documentation, no default, financial condition and solvency, no material adverse change, title to properties, sufficiency of assets and rights, liens, litigation, payment of taxes, insurance, subsidiaries, business locations, labor matters, material contracts, investment company regulations, brokers’ fees, compliance with laws, healthcare permits and compliance with specific state and federal healthcare laws, environmental and ERISA matters, consents and approvals, compliance with anti-terrorism laws, creation and perfection of security interests, subordination and full disclosure (subject to qualifications to be agreed).

Reporting:	The Borrower will provide the Bank with periodic financial reporting, including: (1) audited annual financial statements to be due within 120 days of each fiscal year end; (2) unaudited quarterly financial statements to be due within 60 days of each fiscal quarter end; (3) quarterly accounts receivable analysis prepared by an independent accounting firm of recognized national standing within 60 days of each fiscal quarter end; (4) monthly cash flow statements and accounts receivable aging reports to be due within 20 days of each month end; (5) annual field exams required when usage under the Revolving Credit Facility exceeds 75%; (6) annual and quarterly compliance certificates; (7) notice of material events and such other information reasonably requested by Bank from time to time.

Covenants:	The Senior Credit Facilities will contain such affirmative covenants as are usual and customary for financings of this kind, and will likely include, but not be limited to: receipt of timely and accurate financial information; financial statements; notification of litigation, investigations, environmental and ERISA matters and other material events; payment and performance of obligations; maintenance of existence; maintenance of property and insurance (including maintenance of casualty, liability, business interruption and other insurance typical for similar facilities with the Bank; collateral located in certain flood zones, may require additional flood insurance coverage at the discretion of the Bank); maintenance of accurate records and accounts; visits and inspection of property and books and records; compliance with laws (including, without limitation, environmental laws); compliance with material contractual obligations; maintenance of licenses, permits and franchises issued or granted by any governmental authority; material contracts; use of proceeds; payment of taxes; ERISA; maintenance of security interests and further assurances (including with respect to security interests in future subsidiaries and after-acquired property); accounts, inventory and equipment; annual lenders meetings; separateness of loan parties; subordination of related party debt and interest rate hedging requirements;

The Senior Credit Facilities will contain such negative covenants as are usual and customary for financings of this kind, and will likely include, but not be limited to: restrictions and limitations against incurring additional indebtedness (subject to permitted indebtedness as described above) and guarantee obligations; encumbrances, liens (subject to permitted purchase money liens for imaging equipment) and other obligations; restrictive payments (including, but not limited to, distributions and dividends (which shall permit certain (i) distributions for the payment of taxes on terms and conditions satisfactory to Bank and (ii) distributions to the 30% minority equity owners of Health Diagnostics Management LLC solely to the extent that (a) no default or event of default under the Loan Documentation shall exist or result therefrom and (b) the Loan Parties are in pro forma compliance with the financial covenants under the Loan Documentation, as demonstrated in a compliance certificate to be delivered on a trailing-twelve-month quarterly basis (for the avoidance of doubt, if the Borrower fails to provide such compliance certificate or fails to demonstrate compliance with such financial covenants, the Borrower shall ceases all such distributions until the next fiscal quarter for which the Borrower has demonstrated compliance with this subclause (b)), and management, acquisition, arrangement and other similar fees); loans and investments; mergers, consolidations and acquisitions; sale and leaseback transactions; asset transfers and dispositions; changes in business; speculative hedging arrangements; transactions with affiliates (other than arm’s length transactions in the ordinary course of business consistent with past practices); prepayments of and amendments to indebtedness (including, without limitation, prepayment of, and amendments to, any subordinated indebtedness); defaults under other indebtedness; restrictive agreements; ownership of subsidiaries; bank accounts; amendments to organizational documents and acquisition documentation; margin stock; negative pledge clauses and clauses restricting subsidiary distributions; and changes in fiscal year or accounting method.

Financial covenants will include, but not be limited to, with any undefined financial definitions to be agreed upon: (i) a maximum Leverage Ratio of [XXX], stepping down to [XXX] on June 30, 2026 and thereafter, to be tested quarterly on a trailing twelve month basis; (ii) a minimum Fixed Charge Coverage Ratio of [XXX], to be tested quarterly on a trailing twelve month basis; and (iii) a minimum Collateral Coverage Ratio of [XXX], to be tested on a quarterly basis.

“Cash Collateral Amount” means an amount of unrestricted cash, not to exceed ten million dollars ($10,000,000), held in a restricted deposit account maintained by the Borrower with the Lender, over which the Lender has a perfected, first-priority security interest, and which is subject to a control agreement and collateral agreement, each in form and substance satisfactory to the Lender in its sole discretion. The Cash Collateral Amount shall be reduced on a dollar-for-dollar basis by the aggregate amount of Cash Collateral Contribution Prepayments made as of such date.

“Cash Collateral Contribution Amount” means the amount of hypothetical additional EBITDA that would be required for the Borrower to achieve compliance with the Fixed Charge Coverage Ratio covenant for the applicable test period, calculated solely for the purpose of determining the Cash Collateral Contribution Prepayment obligation, and subject to a cap equal to the Cash Collateral Amount then held.

“Collateral Coverage Ratio” means the ratio, as of the date of determination, of (a) the net book value of the Accounts Receivables, to (b) Funded Debt as of such date.

“EBITDA” means, for any period, net income of the Borrower and its subsidiaries on a consolidated basis in accordance with GAAP for such period, plus the aggregate amounts deducted in determining such net income in respect of (i) Interest Expense for such period, (ii) income taxes for such period, (iii) depreciation for such period, (iv) amortization for such period.

“Fixed Charge Coverage Ratio” means the ratio, determined as of the end of each Measurement Period of the Borrower and its subsidiaries for the twelve fiscal month period then ended, of (a) EBITDA for such period, plus the Cash Collateral Contribution Amount (provided, that such Cash Collateral Contribution Amount are applied to repay the Senior Credit Facilities as set forth above under the heading “Mandatory Prepayments”), minus unfinanced capital expenditures, minus taxes paid in cash, minus dividends and distributions made in cash by Borrower and its subsidiaries to (b) Fixed Charges, all calculated for the Borrower and its Subsidiaries on a consolidated basis in accordance with GAAP.

“Fixed Charges” means, for any period, without duplication, (i) cash Interest Expense, plus scheduled principal payments on indebtedness during such period, plus (ii) capitalized lease obligation payments, plus (iii) payments for any fees, commissions and charges set forth in the Loan Documentation for such period, plus (iv) cash contributions to any employee pension benefit plan, plus (v) all management fees during such period, in each case of clauses (i) through (v) to the extent made or required to be made, all calculated for the Borrower and its subsidiaries on a consolidated basis.

“Funded Debt” means the sum of (a) the aggregate principal amount of all funded indebtedness for borrowed money (including, without limitation, the Term Loan), plus (b) the aggregate principal amount of all purchase money indebtedness and capitalized lease obligations, plus (c) all Letters of Credit obligations, plus (d) the quotient of (i) the sum of the total outstandings under the Revolving Credit Facility for each day of the most recently ended Measurement Period, divided by (ii) the number of such days in such Measurement Period.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States, that are applicable to the circumstances as of the date of determination, consistently applied as modified in accordance with the historical accounting methods and practices of Target and its subsidiaries.

“Interest Expense” means, with respect to any person for any period, the amount of interest paid or due on indebtedness by such person for such period, determined in accordance with GAAP.

“Leverage Ratio” means, with respect to any Measurement Period, the ratio of (a) Funded Debt of Borrower and its Subsidiaries as of the last day of such Measurement Period to (b) EBITDA of Borrower and its Subsidiaries for such Measurement Period.

“Measurement Period” means, at any date of determination, the most recently completed four consecutive fiscal quarters of Borrower and its subsidiaries for which financial statements have been or are required to be delivered pursuant to the terms of the Loan Documentation.

Events of Default:	Events of defaults will include those which are customarily found in financing transactions of the type contemplated hereby, including, but not limited to: nonpayment of principal or letter of credit reimbursement obligations when due; nonpayment of interest, fees or other amounts; inaccuracy of representations and warranties; violation of covenants; cross-default to indebtedness; bankruptcy events; certain ERISA events; judgments; actual or asserted invalidity of any guarantee or security document or subordination provisions, if applicable; change of control; changes in instructions regarding pledged bank accounts; and adverse healthcare licensing or reimbursement events.

Cash Management:	Borrower and Guarantors shall implement cash management procedures (subject to customary exceptions to full dominion and control over accounts into which proceeds from government payors are paid directly) reasonably satisfactory to Bank. Borrower and Guarantors shall maintain their primary operating account with Bank. Loan payments to be made with respect to the Senior Credit Facilities shall be directly debited from the Borrower’s demand deposit account with Bank.

Interest Rate Protection:	On or prior to the Close Date, the Borrower shall obtain and maintain protection against fluctuations in interest rates pursuant to one or more hedge agreements in form and substance reasonably satisfactory to the Bank.

Costs and Expenses:
The Borrower shall be responsible for the payment (whether or not the transaction contemplated hereby closes or is consummated) of all of Bank’s reasonable costs, fees and expenses of documenting and closing the transaction contemplated hereby (including, without limitation, reasonable costs, fees and expenses of outside legal counsel, travel, lodging and similar expenses) or otherwise paid or incurred by Bank in connection with the Loan Documentation or the transaction contemplated hereby, including, but not limited to, those paid or incurred by Bank in connection with the preparation, negotiation, execution and closing of the Loan Documentation and the transaction contemplated hereby, the arrangement, syndication and administration of the Senior Credit Facilities, the creation or perfection of liens and security interests in connection therewith, and any amendment, modification or waiver in respect of the Loan Documentation. The Borrower shall also be responsible for all fees and expenses of Bank incurred or in connection with enforcing rights, remedies and actions taken under the Senior Credit Facilities.

Indemnification:	The Borrower shall indemnify and hold harmless Bank and its affiliates and, in each case, such parties’ respective directors, officers, employees, agents, representatives, attorneys and controlling persons (each being an “Indemnified Party”) from and against any and all claims, damages, liabilities and expenses (including without limitation, fees and expenses of counsel) that may be incurred by or asserted against such Indemnified Party in connection with the investigation of, preparation for, or defense of any pending or threatened claim or any action or proceeding (whether or not such Indemnified Party is a party thereto) or otherwise arising out of or relating to any of the transactions contemplated hereby, any commitment or similar letter issued in connection therewith, any of the Loan Documentation, any of the transactions contemplated thereby, or any action or omission of any Indemnified Party or other matter or thing under or in connection with any of the foregoing, except for (with respect to any Indemnified Party) any such claims, damages, liabilities or expenses resulting from such Indemnified Party’s own gross negligence or willful misconduct as determined by a court of competent jurisdiction in a final non-appealable order or judgment.

Participation and Assignment:	Bank shall be permitted to assign all or a portion of its loans and commitments and to sell participations in its loans.

Yield Protection:	The Loan Documentation shall contain customary provisions (i) protecting Bank against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding and other taxes, (ii) indemnifying Bank for “breakage costs” incurred in connection with, among other things, any prepayment or conversion of a SOFR-based loan on a day other than the last day of the interest period applicable thereto and (iii) indemnifying Bank for any and all termination costs incurred in connection with one or more hedge agreements, including, without limitation, the Hedge Agreements.

Governing Law and Jurisdiction:	State of New York.

Waiver of Jury Trial:	Such waivers as are customary for financing transactions of the type contemplated hereby.

Bank’s Counsel:	Blank Rome LLP.

Schedule A

INTEREST RATES

Revolving Credit Facility:	Borrower will be required to pay interest on advances outstanding under the Revolving Credit Facility at either: (i) the Prime Rate minus [XXX]% per annum or (ii) Index plus [XXX]% per annum.

Term Loan:	Borrower will be required to pay interest on the Term Loan at Index plus [XXX]% per annum. Borrower will be required to hedge the floating rate of interests by entering into an interest rate swap with the Bank (or another counterparty).

Applicable Margin:	“Applicable Margin” means [XXX]% per annum.

Prime Rate:	“Prime Rate” means the variable per annum rate of interest so designated from time to time by the Bank as its prime rate. The Prime Rate is only a reference point for determining lending rates and is not necessarily the lowest rate to the Bank’s customers. Changes in the rate of interest resulting from changes in the Prime Rate shall take place immediately without notice or demand of any kind. Interest shall be calculated on the actual number of days elapsed over a 360-day year.

Index:

“Index” means the Term SOFR Reference Rate in effect three (3) business days before the Close Date, rounded up to the nearest one-eighth of one percent. If the Index is no longer available for reference, the Bank will choose another comparable Index. Interest shall be calculated on the actual number of days elapsed over a 360-day year.

“Term SOFR Reference Rate” means the forward-looking term rate based on a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York, or a successor administrator of the secured overnight financing rate, as administered by CME Group Benchmark Administration Limited, or such other administrator as the Bank may determine from time to time (the “Administrator”), as published by the Administrator, two (2) U.S. Government Securities Business Days prior to the date of initial disbursement of the Loan or the start of each Interest Period, as applicable; provided, however, that if as of 5:00 p.m. (New York City time) on any date of determination the Term SOFR Reference Rate for the applicable tenor has not been published by the Administrator and the Term SOFR Reference Rate has not been replaced as the Index, then the Index will be the Term SOFR Reference Rate for such tenor as published by the Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Administrator, so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such date of determination, provided, further, that if the Term SOFR Reference Rate determined as provided above shall ever be less than the Applicable Margin at any time, then the Term SOFR Reference Rate shall be deemed to be an amount equal to Applicable Margin at any such time.

“Interest Period” means a period commencing on the date principal is first advanced under the Loan Documentation and ending on (but excluding) the first U.S. Government Securities Business Day of the immediately following month and, thereafter, each one-month period commencing on (and including) the last day of the immediately preceding Interest Period and ending on the last U.S. Government Securities Business Day of such month), provided, (i) any Interest Period that would otherwise end on (but exclude) a day which is not a U.S. Government Securities Business Day shall not be extended to the next succeeding U.S. Government Securities Business Day; and (ii) an Interest Period that would otherwise extend past the maturity date shall end on the maturity date. No Interest Period shall extend beyond the maturity date.

“U.S. Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday, or (iii) a day on which the Securities Industry and Financial Markets Association, or any successor thereto, recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States Government securities.

Default Interest:	Upon the occurrence and during the continuance of an event of default (at the election of the Bank, except in the case of any bankruptcy, insolvency, reorganization, liquidation or other similar proceeding), amounts outstanding under the Senior Credit Facilities shall bear interest at [XXX]% per annum above the rate otherwise applicable thereto and SOFR-based loans and conversions to SOFR-based loans shall no longer be available. Overdue interest, fees and other amounts shall accrue interest at [XXX]% above the rate applicable to Prime Rate loans.